Exhibit 99.1

Continued momentum in Manulife’s transformation journey

$0.8 billion capital release will be returned to shareholders through expanded buyback program

TSX/NYSE/PSE: MFC SEHK: 945	C$ unless otherwise stated

TORONTO, ON – March 25, 2024 – Manulife Financial Corporation (“Manulife” or the “Company”) announced today it has agreed to reinsure $5.8 billion of reserves1 of low ROE Canadian Universal Life block to RGA Life Reinsurance Company of Canada (“RGA”).

Key Highlights of the Transaction:

•	Reinsures $5.8 billion of reserves[1] of low ROE Canadian Universal Life block

•	Represents largest Universal Life reinsurance transaction in Canada

•	Attractive earnings multiple of 16.2 times[2] and book value multiple of 1.0 times[3]

•

Releases $0.8 billion of capital, which we intend to return to shareholders via share buybacks, resulting in core ROE[4] and core EPS[4] accretion of 0.14pps and $0.01, respectively; as well as ROE[4] and EPS[4] accretion of 0.16pps and $0.02, respectively

•	Expect to dispose $0.6 billion of alternative long-duration assets (“ALDA”)

“This transaction is the largest Universal Life reinsurance transaction in the Canadian insurance industry and represents another milestone in our journey to transform our portfolio to higher ROE and lower risk businesses. This deal, valued at 16.2 times earnings and priced at book value further demonstrates our focus and ability to execute on attractive terms and our commitment to unlocking shareholder value. With this transaction, we will have released $11 billion of capital since 2018[5] and improved Core ROE by ~5% since 2017. We remain highly focused on exploring additional organic and inorganic actions to deliver value to shareholders.”

—Roy Gori, Manulife President & Chief Executive Officer

“We are pleased to partner with RGA, a highly reputable and experienced counterparty. Manulife has been committed to improving the profitability and profile of our inforce business. This transaction will reduce our Canadian Universal Life reserves by $5.8 billion, and we will dispose $0.6 billion of ALDA backing this block, further reducing our sensitivities to markets.”

—Marc Costantini, Manulife Global Head of Inforce Management

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Transaction Summary

We will reinsure $5.8 billion of reserves of low ROE Canadian Universal Life block to RGA at 16.2 times earnings multiple and approximately 1.0 times book value multiple. In connection with the transaction, we expect to dispose $0.6 billion of ALDA backing this block.

Manulife will continue to administer all policies to maintain a seamless customer service experience, while reinsuring a 100% quota share on the reserves ceded, backed by significant structural protections including posted collateral. The transaction is not subject to closing conditions and is expected to close early in the second quarter of 2024.

RGA is a highly rated global reinsurance company and is an existing reinsurance partner of Manulife. This transaction marks the third large inforce reinsurance transaction between Manulife and RGA.

Delivering Value for Shareholders

The transaction is priced at book value and is expected to result in an annual reduction to core earnings of approximately $50 million and net income attributed to shareholders of approximately $40 million and, with a capital release of $0.8 billion, represents an attractive deal multiple of 16.2 times core earnings. The transaction is expected to be 0.14pps accretive to core ROE and $0.01 accretive to core EPS, including the impact of share buybacks.

NCIB

We have received approval from the Office of the Superintendent of Financial Institutions (“OSFI”) to amend our existing Normal Course Issuer Bid (“NCIB”) to increase the number of common shares that we may repurchase for cancellation from up to 50 million common shares (approximately 2.8% of shares outstanding) to up to 90 million common shares (approximately 5% of shares outstanding). The amended NCIB remains subject to the approval of the Toronto Stock Exchange (“TSX”). As at February 29, 2024, Manulife had 1,805,798,064 common shares issued and outstanding. Since the commencement of its current NCIB on February 23, 2024 to March 21, 2024, Manulife has completed the repurchase for cancellation of 4,960,000 common shares at a volume weighted average repurchase price per common share of $32.53. All repurchases were made through the facilities of the TSX.

Manulife’s current NCIB commenced on February 23, 2024 and will continue until February 22, 2025, when the NCIB expires, or such earlier date as Manulife completes its purchases. Purchases under the NCIB may be made through the facilities of the TSX, the New York Stock Exchange, other designated exchanges and alternative trading systems in Canada and the United States at market prices prevailing at the time of purchase or such other price as may be permitted. Manulife will file an amended notice of intention to make an NCIB with the TSX. The amended bid will commence after the TSX has accepted the amended notice of intention, and continue until up to February 22, 2025. All common shares acquired by Manulife under the NCIB will be cancelled. Repurchases will be subject to compliance with applicable Canadian securities laws and United States federal securities laws.6,7

Slides related to this announcement are available on the Manulife website.

Media Inquiries Cheryl Holmes (416) 557-0945 Cheryl_Holmes@manulife.com	Investor Relations Hung Ko (416) 806-9921 Hung_Ko@manulife.com

About Manulife

Manulife Financial Corporation is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our Global Wealth and Asset Management segment, we serve individuals, institutions, and retirement plan members worldwide. At the end of 2023, we had more than 38,000 employees, over 98,000 agents, and thousands of distribution partners, serving over 35 million customers. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges and under ‘945’ in Hong Kong.

Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

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About RGA

Reinsurance Group of America, Incorporated (NYSE: RGA) is a global industry leader specializing in life and health reinsurance and financial solutions that help clients effectively manage risk and optimize capital. Founded in 1973, RGA is today one of the world’s largest and most respected reinsurers and remains guided by a powerful purpose: to make financial protection accessible to all. As a global capabilities and solutions leader, RGA empowers partners through bold innovation, relentless execution, and dedicated client focus — all directed toward creating sustainable long-term value. RGA has approximately $3.7 trillion of life reinsurance in force and assets of $97.6 billion as of Dec. 31, 2023. To learn more about RGA and its businesses, please visit rgare.com or follow RGA on LinkedIn and Facebook. Investors can learn more at investor.rgare.com.

FOOTNOTES

All figures and estimates are based on December 31, 2023 position.

1.	IFRS 17 current estimate of present value of future cashflows + risk adjustment + contractual service margin.
2.	Ratio of capital release to annual core earnings impact.
3.	Ratio of the market value of assets transferred to the sum of IFRS 17 current estimate of present value of future cash flows + risk adjustment + contractual service margin.
4.

On an annualized basis post expected share buybacks. Core ROE and diluted core earnings per common share (“core EPS”) are Non-GAAP ratios. See “Performance and Non-GAAP measures” below and in our Fourth Quarter 2023 Management’s Discussion and Analysis (“4Q23 MD&A”) for additional information.

5.

Pro forma. Includes $9 billion of capital release through 2022 under IFRS 4, $0.2 billion from 2023 other initiatives under IFRS 17, an estimated $1.2 billion of capital release under IFRS 17 from the December 2023 reinsurance transaction including LTC with Global Atlantic to be recognized in 2024 and $0.8 billion of capital release under IFRS 17 from this transaction to be recognized in 2024.

6.

In addition, Manulife may undertake repurchases of its common shares outside of Canada and the United States in compliance with applicable laws. Subject to regulatory approval, Manulife may also acquire common shares directly from other holders by way of private agreement pursuant to issuer bid exemption orders issued by applicable securities regulatory authorities. Any private purchase made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. Manulife may also enter into derivative-based programs in support of its repurchase activities, including the writing of put options and forward purchase agreements, accelerated share repurchase transactions, other equity contracts or use other methods of acquiring shares, in each case subject to regulatory approval and on such terms and at such times as shall be permitted by applicable securities laws. The total number of common shares repurchased under the NCIB and all other potential arrangements will not exceed 90 million common shares.

7.

Manulife previously entered into an automatic share repurchase plan under which its designated broker will repurchase Manulife’s common shares pursuant to the NCIB, and the automatic plan will continue to apply to the amended NCIB. The actual number of common shares purchased under the automatic plan, the timing of such purchases and the price at which common shares are purchased will depend upon future market conditions. The automatic plan, which was pre-cleared by the TSX, provides for the potential repurchase of common shares at any time, including when Manulife ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules, or otherwise.

PERFORMANCE AND NON-GAAP MEASURES:

Manulife prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein). Core earnings is a Non-GAAP financial measure and diluted core earnings per common share (“core EPS”) and core ROE are Non-GAAP ratios. For more information on the non-GAAP and other financial measures in this document and a complete list of transitional financial measures, please see section A1 “Implementation of IFRS 17 and IFRS 9” and section E3 “Non-GAAP and other financial measures” of the 4Q23 MD&A which are incorporated by reference and available on the SEDAR+ website at www.sedarplus.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS:

From time to time, Manulife makes written and/or oral forward-looking statements, including in this presentation. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

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The forward-looking statements in this document include, but are not limited to, statements with respect to the disposal of ALDA assets, the expected closing time of the reinsurance transactions referred to in this document and their associated capital release and possible share buybacks under a normal course issuer bid and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the ongoing prevalence of COVID-19, including any variants, as well as actions that have been, or may be taken by governmental authorities in response to COVID-19, including the impact of any variants; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the amount of contractual service margin recognized for service provided; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; geopolitical uncertainty, including international conflicts; acquisitions or divestitures, and our ability to complete transactions; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries and the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions, our ability to sell ALDA assets and the timing to close the reinsurance transactions described in this document.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in our 4Q23 Management’s Discussion and Analysis under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies”, in our 2023 Management’s Discussion and Analysis under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies”, and in the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this presentation are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

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